Salona Global Medical Device Corporation

3330 Caminito Daniella

Del Mar, CA 92014

August 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(File No. 333-266806) filed on August 12, 2022, as amended on August 25, 2022

Ladies and Gentlemen:

Salona Global Medical Device Corporation hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-1 (Registration Statement No. 333-266806) be accelerated so that the Registration Statement will become effective on Monday, August 29, 2022, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call or email to Charles J. Rennert of Rennert Vogel Mandler & Rodriguez, P.A. at (305) 577-4171 or crennert@rvmrlaw.com.

Sincerely,

SALONA GLOBAL MEDICAL DEVICE CORPORATION

By:	/s/ Luke Faulstick
Luke Faulstick Chief Executive Officer

Cc: Ada Sarmento (via email SarlmentoA@sec.gov)